UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Definitive Agreement

Unregistered Sales of Equity Securities

On September 1 , 2025, MultiMetaVerse Holdings Limited (the “Company”) entered into agreements pursuant to which it agreed to convert $2,166,626 of outstanding liabilities into the Company’s ordinary shares at a price of $1.00 per share, or 2,166,626 ordinary shares in the aggregate. Yiran Xu, the Company’s Chief Executive Officer, was directly or indirectly the holder of $2,116,626 of such liabilities and received an aggregate of 2,116,626 ordinary shares, directly or indirectly. Avatar Group Holdings Limited, a 10% stockholder of the Company, was directly or indirectly the holder of $50,000 of such liabilities and received an aggregate of 50,000 ordinary shares, directly or indirectly.

The Company previously disclosed that on December 1, 2024, it had entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with certain parties named therein (the “Transferors”) to acquire Bowong AI Limited, a Cayman Islands company (“Bowong Cayman”). On September 1 , 2025, the Company and the transferor entered into a Supplement to the Share Exchange Agreement pursuant to which the number of consideration shares were increased from 37,000,000 to 45,513,699, and the outside date to complete the transaction was amended to be September 30, 2025.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 25, 2025, Xin Li and Scott Hartsman resigned from the Company’s Board of Directors. There were no disagreements between the Company and either Xin Lin or Scott Hartsman on any matter related to the Company’s operations, policies or practices.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Supplemental Agreement No. 1 to the Share Exchange Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 1, 2025

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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